

January 30, 2013

Jeff Gordman
Chief Executive Officer
Gordmans Stores, Inc.
12100 West Center Road
Omaha, Nebraska 68144

  Re: Gordmans Stores, Inc.
     Form 10-K for the Fiscal Year Ended January 28, 2012
     Filed March 29, 2012
     File No. 001-34842

Dear Mr. Gordman:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 8. Financial Statements and Supplementary Data, page 48

Consolidated Statements of Cash Flows, page 53

1. We note you present $5.6 million of tax benefit on common stock repurchased and stock options exercised in cash flows from financing activities. Please tell us where you include the same tax benefit in the cash flows from operating activities pursuant to ASC 230-10-45-17 (c) and confirm to us that you will present such tax benefit in a separate line item in the cash flows from operating activities in future filings.

Notes to Consolidated Financial Statements, page 54

A.   Summary of Significant Accounting Policies, page 54

Receivables, page 54

2.   We note from your disclosure that landlord receivable represents amounts due from
        landlords for the portion of store construction project costs incurred by you, generally
        after construction is complete. Please address and provide draft disclosures to be
        included in future filings for the following:

   •   With regards to the landlord receivable and the deferred rent balances, tell us how
        these accounts relate to one another, specifically quantifying the activity in each of
        the years presented in both of these accounts. Tell us how recording a landlord
        receivable is appropriate. In this regard, it appears that minimal amounts of leasehold
        improvements were recorded during 2011 when you disclose on page 39 that you
        spent $7.4 million during 2011;

   •   Clarify the nature of the transactions that constitute the landlord receivable of $9.9
        million presented on your consolidated balance sheets on page 51 and tell us whether
        this balance includes the remaining $5.5 million that your landlords agree to
        reimburse to you in fiscal 2012 related to tenant improvements in fiscal 2011 [page
        39];

   •   Confirm for us that amounts spent on leasehold improvements are recorded as
        investing activities in the line item "purchase of property and equipment." Further
        clarify where you have presented on the statement of cash flows the receipt of $1.9
        million from your landlord; and

   •   Clarify whether your landlord receivable includes any amounts due from sales-
        leaseback transactions. To the extent any receivables within this balance relate to the
        sales leaseback transactions, please revise your disclosure to provide a separate
        description of receivables relating to your sales- leaseback transactions, what the
        receivables relate to and quantify those amounts.

Property and Equipment, page 55

3.   We note that you determined you were the accounting owner of certain leased store
        locations during the construction period of these assets and you accounted for the assets
        utilizing sale-leaseback accounting.   Please address the following:

   •   Tell us and provide draft disclosure to be included in future filings that discuss the
        nature and timing of all sale-leaseback transactions you were party to during each of
        the years presented.   Your revised disclosure should describe the terms of each sale-

leaseback transaction, including future commitments, obligations, provisions, or circumstances that require or result in your continuing involvement. Refer to ASC 840-40-50-1; and

- Tell us the form of your involvement during the construction period to support your determination that you were the accounting owner of leased store locations during the construction period and how you considered ASC 840-40-05-5, ASC 840-40-55-8 and ASC 840-40-55-15.

Operating Leases, page 55

4.   We note from page 56 that you record both tenant improvement assets and the corresponding tenant improvement allowances when the amount of new store construction exceeds the amount attributable to the landlord's owned asset, generally the building shell. Please clarify your accounting policy with respect to your tenant improvement assets and amounts received from your landlord as tenant improvement allowances, specifically addressing why the timing of recognizing these amounts "when the amount of the new store construction exceeds the amount attributable to the landlord's owned asset" is appropriate. Please provide us with the authoritative accounting literature to support your accounting.

Supplemental Cash Flow Information, page 59

5.   We note you present $13 million under the heading of "non-cash operating, investing and financing activities" for sales of property and equipment. We also note you present the same amount as "proceeds from sale of property and equipment" under cash flows from investing activities in your consolidated statements of cash flows on page 53. Please clarify or revise accordingly pursuant to ASC 230-10-50-3 to disclose information about all investing and financing activities that affect recognized assets or liabilities but that do not result in cash receipts or cash payments.

K. Share-Based Compensation, page 65

6.   We note the table of restricted stock activity on page 66 has a beginning balance of zero for "non-vested, January 29, 2011." However, we also note from page 70 of the Form 10-K for the fiscal year ended January 29, 2011 that you presented 617,990 shares for "non-vested at January 29, 2011." Please reconcile the difference between these amounts.

7.   We note from page 67 that the expected term of the options granted in fiscal years 2010 and 2009 was based on historical experience. Please clarify in detail why you believe it is appropriate to use the simplified method to estimate the expected term of options granted in fiscal year 2011. To the extent you believe it is appropriate to use the simplified method, provide us draft disclosure to be included in future filings to disclose

the use of the method, the reason why the method was used, and the types of share option grants for which the simplified method was used. Refer to SAB Topic 14.D for guidance.

8.   We note from page 68 that you use a 2% dividend yield for the periods presented. However, we note from page 24 that you do not expect to pay dividends on shares of your common stock for the foreseeable future and from page 27 that you did not pay dividends in fiscal 2011. Please clarify how you estimate expected dividends for your option-pricing model and why you believe 2% is appropriate. Refer to ASC 718-10-55-42.

Schedule I, Condensed Parent Company Only Financial Statements, page 70

9.   We note that the ability of the Company's operating subsidiaries to pay dividends may be restricted, as noted on page 70. Please describe the nature of restrictions and how you considered Rule 4-08(e)(3) of Regulation S-X. In this regard, we note from the introductory paragraph of Schedule I that the restricted net assets of your subsidiaries exceed 25% of your consolidated net assets. Please provide draft disclosure to be provided in future filings that includes the information required in Rule 4-08(e)(3) of Regulation S-X or tell us why this disclosure is not applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Williamson at (202) 551-3796 or Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining